Exhibit 12.01

THE HARTFORD FINANCIAL SERVICES GROUP, INC.

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

AND PREFERRED SHARE DIVIDENDS

(In millions)

	For the six months ended June 30,		For the years ended December 31,
	2013	2012	2012	2011	2010	2009	2008
EARNINGS (LOSS):
Income (loss) from continuing operations, before income taxes	$(657)	$(293)	$(581)	$200	$2,272	$(1,515)	$(4,448)
Less: Undistributed earnings from limited partnerships and other alternative investments	(15)	56	(8)	65	60	(380)	(539)
Add: Total fixed charges, before interest credited to contractholders	226	260	498	562	566	537	413

Total earnings (loss), before interest credited to contractholders	(416)	(89)	(75)	697	2,778	(598)	(3,496)
Interest credited to contractholders [1]	4,273	1,860	5,871	203	526	4,537	(8,287)

Total earnings (loss)	$3,857	$1,771	$5,796	$900	$3,304	$3,939	$(11,783)

FIXED CHARGES:
Interest expense	$207	$239	$457	$508	$508	$476	$343
Interest factor attributable to rentals and other [2]	19	21	41	54	58	61	70

Total fixed charges, before interest credited to contractholders	226	260	498	562	566	537	413
Interest credited to contractholders [1]	4,273	1,860	5,871	203	526	4,537	(8,287)

Total fixed charges	4,499	2,120	6,369	765	1,092	5,074	(7,874)
Preferred stock dividend requirements [3]	22	128	244	15	687	271	14
Total fixed charges and preferred stock dividend requirements, before interest credited to contractholders	248	388	742	577	1,253	808	427
Total fixed charges and preferred stock dividend requirements	$4,521	$2,248	$6,613	$780	$1,779	$5,345	$(7,860)

RATIOS:
Total earnings (loss) to total fixed charges [4]	NM	NM	NM	1.2	3.0	NM	NM
Total earnings (loss) to total fixed charges and preferred stock dividend requirements [4]	NM	NM	NM	1.2	1.9	NM	NM

Deficiency of total earnings (loss) to total fixed charges [5]	$642	$349	$573	$—	$—	$1,135	$3,909
Deficiency of total earnings (loss) to total fixed charges and preferred stock dividend requirements [5]	$664	$477	$817	$—	$—	$1,406	$3,923

Ratios before interest credited to contractholders [6]
Total earnings (loss) to total fixed charges [4]	NM	NM	NM	1.2	4.9	NM	NM
Total earnings (loss) to total fixed charges and preferred stock dividend requirements [4]	NM	NM	NM	1.2	2.2	NM	NM

[1]	Interest credited to contractholders includes interest credited on general account assets and interest credited on consumer notes. For the year ended December 31, 2008, the $(8.3) billion in interest credited to contractholders was primarily due to $(10.1) billion in investment income losses and mark-to-market effects of equity securities, trading, supporting the international variable annuity business.
[2]	Interest factor attributable to rental and others includes 1/3 of total rent expense as disclosed in the notes to the financial statements, capitalized interest and amortization of debt issuance costs.
[3]	Preferred stock dividend requirements include preferred stock dividends accrued and accretion of discount on preferred stock issuance.
[4]	Ratios of less than one-to-one are presented as “NM” or not meaningful.
[5]	Represents additional earnings that would be necessary to result in a one-to-one ratio. These amounts are primarily due to before-tax realized losses, excluding net realized gains on business dispositions, of $(617), $(361), $(744), $(2.0) billion and $(5.8) billion, which include before-tax impairments of $(33), $(127), $(349), $(1.5) billion, and $(4.0) billion for the six months ended June 30, 2013 and 2012 and the years ended December 31, 2012, 2009 and 2008, respectively.
[6]	These secondary ratios are disclosed for the convenience of fixed income investors and the rating agencies that serve them and are more comparable to the ratios disclosed by all issuers of fixed income securities.